SEC FILE NUMBER: 001-16789

CUSIP NUMBER: 01449J105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alere Inc.

Full name of Registrant

Not Applicable

Former Name if Applicable

51 Sawyer Road, Suite 200

Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02453

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Alere Inc. (the “Company”) was not, without unreasonable effort or expense, able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) by the March 2, 2015 due date because the Company’s consolidated financial statements for the year ended December 31, 2014 have not been finalized. The delay in completing the financial statements is attributable to the finalization of the Company’s accounting treatment for the tax effects of the Company’s recent divestiture of its health management business on January 9, 2015. The Company intends to file the Form 10-K within the fifteen-day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David Teitel	(781)	647-3900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Aside from the effects of the tax accounting for the divestiture described above, including their related effects on net loss and earnings per share, the Company anticipates that its consolidated statement of operations for the year ended December 31, 2014 to be included in the Form 10-K will be consistent in all material respects with the changes in the Company’s results of operations reported in the Company’s press release dated February 10, 2015, “Alere Inc. Announces Fourth Quarter 2014 Results,” which was filed as Exhibit 99.1 to the Company’s current report on Form 8-K dated February 10, 2015. The unaudited condensed consolidated statements of operations for the years ended December 31, 2014 and 2013 included in such Exhibit are incorporated herein by reference.

Alere Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 3, 2015	By:	/s/ David Teitel
David Teitel
Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).